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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ________)*


Meadowbrook Insurance Group, Inc.
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                              (Name of Issuer)

Common Stock
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                       (Title of Class of Securities)

                               58319P108
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 58319P108                 13G             PAGE   1   OF   4   PAGES
          -----------                                    -----    -----

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Merton J. Segal/###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

        citizenship: United States of America
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                5  SOLE VOTING POWER

                     3,091,047
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH             3,091,047
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                     0
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,091,047
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                     ---
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     35.7%
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12 TYPE OF REPORTING PERSON*

                     IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              PAGE 2 OF 8 PAGES
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EXHIBIT A:

Item 1.

a) Meadowbrook Insurance Group, Inc. (Meadowbrook) is the issuer of common stock.

b) Meadowbrook's principal executive office is located at 26600 Telegraph Road, Southfield, Michigan 48034.

Item 2.

a)      Mr. Merton J. Segal is the person filing.

b) Mr. Segal's principal business office address is 26600 Telegraph Road, Southfield, Michigan 48034.

c)      Mr. Segal is a citizen of the United States of America.

d) As of December 31, 1996, Mr. Segal has ownership of Common Stock of the Company.

e)      CUSIP No. 58319P108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a) Mr. Segal is not a Broker or Dealer registered under Section 15 of the Act.

b)      Mr. Segal is not a Bank as defined in section 3(a)(6) of the Act.

c) Mr. Segal is not an Insurance Company as defined in section 3(a)(19) of the Act.

d) Mr. Segal is not an Investment Company is registered under section 8 of the Investment Company Act.

e) Mr. Segal is not an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

f) Mr. Segal is not an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

g) Mr. Segal is not a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).



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h)      Mr. Segal is not a Group, in accordance with Section
        240.13d-1(b)(1)(ii)(H).

Item 4. Ownership

a) Mr. Segal has beneficial ownership of 3,091,047 shares of Meadowbrook Insurance Group, Inc. common stock.

b)      Mr. Segal's percentage of ownership is 35.7%.

c)      Number of shares as to which such person has:

          i) Mr. Segal has the sole voting power of the 3,091,047 shares he owns.
         ii) Mr. Segal ownership of shares has no shared power to vote or to direct the vote.
        iii) Of the 3,091,047 shares that Mr. Segal owns, he has sole power to dispose of, or direct the disposition of, all such shares.
         iv) Mr. Segal stock ownership has no shared power to dispose or to direct the disposition of same.

Item 5.  Ownership of Five Percent or Less of a Class

Mr. Segal has not ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

No such individual or entity has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of Mr. Segal's ownership of Meadowbrook Insurance Group, Inc. common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Mr. Segal's ownership does not apply pursuant to Rule 13d-1(b)(ii)(G), therefore this Item is not applicable.

Item 8.  Identification and Classification of Members of the Group

Mr. Segal's ownership does not apply to pursuant to Rule 13d-1(b)(ii)(H), therefore this Item is not applicable.

Item 9.  Notice of Dissolution of Group

Mr. Segal is not part of a "group", therefore this Item is not applicable.


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Item 10.  Certification

Mr. Segal's filing of this 13-G form is not filed pursuant to Rule 13d-1(b).


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        1/27/97
     --------------------------------
Signature: Merton J. Segal
          ---------------------------
Name/Title: MERTON J. SEGAL, CHAIRMAN
           --------------------------